Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
August 30, 2010	www.mmmlaw.com
VIA EDGAR
Mr. Duc Dang, Attorney — Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop #3010
Washington, DC 20549

Re:	Cole Credit Office/Industrial Trust, Inc.
Registration Statement on Form S-11
Filed April 30, 2010
File No. 333-166447
Dear Mr. Dang:
          On behalf of Cole Corporate Income REIT, Inc. (f/k/a Cole Credit Office/Industrial Trust, Inc.) (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 (Registration No. 333-166447) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Commission’s staff (“Staff”), two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
          The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated May 28, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
          On behalf of the Company, we respond to the specific comments of the Staff as follows:
General
1.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and
Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
          Response: The Company acknowledges its obligations pursuant to Item 19.D of Industry Guide 5. In accordance with those obligations, the Company will submit all sales literature that is to be used in connection with this offering prior to use, including sales literature intended for broker-dealer use only.
2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
          Response: The Company will provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus when each is available. The Company will submit these pieces, if any, to the Staff for review prior to using them in any preliminary Prospectus.
3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13c-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.
          Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and the relevant no-action letters, to its share repurchase plan in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters.
4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.
          Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

5.	We note that you are registering $2,975,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2)
          Response: The Company has authorized us to confirm that it reasonably expects to offer and sell $2,975,000,000 worth of shares of its common stock in the next two years.
Cover Page
6.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.
          Response: The Company notes the Staff’s comments and undertakes to ensure that the cover page does not exceed one page in length, as required by Item 501(b) of Regulation S-K.
7.	We note your disclosure that this offering may be extended beyond two years from the date of the prospectus. Please revise your disclosure to comply with Rule 415(a)(5). Please also revise your disclosure to state the final termination date of the extension period.
          Response: The disclosure on the cover page has been revised in response to the Staff’s comment and in compliance with Rule 415(a)(5).
8.	Both the first and eighth bullet points address your lack of operating history. Please revise to combine the two noted bullet points or tell us why such items represent separate and distinct risks.
          Response: The Company has combined the first and eighth bullet points on the cover page in response to the Staff’s comment.
9.	It appears that the second sentence in the first bullet point risk factor attempts to mitigate the fact that you have no operating history. Please revise to remove the mitigating language.
          Response: The Company has removed the mitigating language in the first bullet point risk factor in response to the Staff’s comment.
10.	It appears that the third and seventh bullet points both address the uncertainty of duration of your program. As such, please revise to combine the two bullet points.
          Response: The Company has combined the third and seventh bullet points in response to the Staff’s comment.
11.	Please expand the fifth bullet point to disclose that you may sell assets to pay distributions. Please make similar revisions to your disclosure on page 8.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Response: The Company has expanded the bullet point referenced in the Staff’s comment to disclose that it may sell assets to pay distributions. The same bulleted risk factor appearing on pages 8 and 9 of the Prospectus also has been so expanded.
12.	The twelfth bullet point concerning ownership restrictions does not appear to be a principal risk that should be included on this page. Please revise to relocate it to your risk factors section or advise.
          Response: The Company has removed the twelfth bullet point concerning ownership restrictions in response to the Staff’s comment. Such ownership restrictions are discussed in a risk factor captioned “The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders” on page 27 of the Amendment.
13.	Please revise to include a bullet point to clarify the risk associated with the fact that this is a best efforts offering and the [sic] you may end up only achieving the minimum or a slightly [sic] amount.
          Response: The Company has included a new bullet point on the cover page of the Prospectus to clarify the risk associated with the fact that the offering will be made on a “best efforts” basis.
Questions and Answers about this Offering, page 1
14.	If you choose to include both a Q&A and summary section in the prospectus, please revise to eliminate repetition between the two sections. We note, for example only, the description of the investments you intend to make and the terms of the offering appear in both the Q&A and the summary.
          Response: The Company has revised the sections of Prospectus captioned “Questions and Answers About This Offering” and “Prospectus Summary” to eliminate repetition between the two sections.
15.	Your Q&A section and the Summary provide detailed information that is more appropriate for the body of the prospectus. Please limit these sections to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.
          Response: The Company has revised the sections of Prospectus captioned “Questions and Answers About This Offering” and “Prospectus Summary” to limit such sections to information that the Company believes is key to an investment decision.
How are you different from your competitors who offer non-traded finite-life public REIT...? Page 1
16.	We note that you do not have a fixed liquidation date. Please clarify that you are not a non-traded finite-life public REIT.
          Response: The Company has revised page 1 of the Prospectus to change the question identified in the Staff’s comment. The question, as revised, now asks, “What is your investment strategy, and what

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

types of properties do you intend to acquire?” The Company respectfully submits that this revision eliminates the incorrect inference that the Company is a finite-life entity.
17.	It is not clear how any the information provided in this answer actually distinguishes you from your competitors. Please revise to substantiate your implication that your competitors do not:
•	have properties that are “strategically located,”

•	engage in a “disciplined investment” approach,

•	lease to “creditworthy tenants,” and

•	have years of experience.
          Response: The Company has revised page 1 of the Prospectus to change the question identified in the Staff’s comment. The question, as revised, now asks, “What is your investment strategy, and what types of properties do you intend to acquire?” The Company respectfully submits that this revision eliminates the implication that all aspects of the Company’s investment strategy are different from those of its competitors.
Prospectus Summary, page 6
18.	Please revise to limit the promotional statements in your summary section. To the extent that such statements are supportable, please relocate them to the section where you provide disclosure pursuant to Item 101 of Regulation S-K. For example, you disclose that you have “competitive advantages” when it comes to your resources and the ability to purchase properties for cash. Such disclosure should be relocated and accompanied by substantiation.
          Response: The Company has removed the promotional statements that formerly appeared in the section of the Prospectus captioned “Prospectus Summary — Cole Credit Office/Industrial Trust, Inc.”
Compensation to Our Advisor and its Affiliates, page 12
19.	Please revise the fee disclosure for the acquisition and operational stage to include estimated amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 62.
          Response: The Company has revised the “Prospectus Summary — Compensation to Our Advisor and its Affiliates” section beginning on page 12 of the Prospectus and the “Management Compensation” section beginning on page 64 of the Prospectus to include estimated fee and reimbursement amounts that reflect utilizing maximum leverage of 75%, in response to the Staff’s comment.
Exit Strategy, page 14
20.	We note your disclosure that if shareholder approval is not obtained for extending or amending the sale, liquidation or listing deadline or for liquidating or dissolving, you will

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

not be required to sell, liquidate or list and could continue in perpetuity. Please add a risk factor to address this risk.
          Response: The Company has added a risk factor captioned “There is no fixed date or method for providing our stockholders with liquidity, and your shares will have limited liquidity for an indefinite period of time” on page 21 of the Prospectus to address the risk noted in the Staff’s comment.
21.	Please revise to clarify if you will include the proposals seeking approval of an extension of your deadline or a liquidation in the same proxy statement, which would appear to reduce the chance that you would receive approval of neither course of action.
          Response: The Company revised the section formerly captioned “Prospectus Summary — Exit Strategy,” now captioned “— Liquidity Opportunities,” on page 15 of the Prospectus to disclose that the Company has no fixed time period or method for providing a liquidity event.
Risk Factors, page 18
22.	We note your disclosure in the opening paragraph that additional risks are described in the prospectus. Your disclosure must include all material risks to the company. References to additional risks that are not disclosed in this section are not appropriate. Please revise your disclosure accordingly.
          Response: The Company has revised the opening paragraph of the “Risk Factors” section beginning on page 18 of the Prospectus, as requested by the Staff.
23.	Please add a risk factor to discuss the particular risks currently associated with high vacancy rates for commercial property. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions.
          Response: The Company respectfully submits that the high vacancy rates for commercial properties in general is not a risk factor particular to the Company or the types of properties in which it intends to invest. The Company intends to invest primarily in single-tenant properties subject to long-term leases. The Company does not intend to acquire properties that will require lease-up, and the concessions lease-up may require, and the Company’s target hold period for its properties is shorter than the long-term leases it intends to acquire. The Company believes it has adequately disclosed vacancy risks in the following risk factors beginning on page 33 of the Prospectus: “Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on your investment” and “We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact our ability to pay cash distributions to you.” Please also note the risk factor beginning on page 32 of the Prospectus captioned “If a major tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could have a material adverse effect on our financial condition and ability to pay distributions to you.” The Company respectfully notes for the Staff that the occupancy rates for the three public reporting companies sponsored by Cole Real Estate Investments, as of June 30, 2010, were as follows:

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

Name of Company	Occupancy Rate

Cole Credit Property Trust, Inc.	100%

Cole Credit Property Trust II, Inc.	94%

Cole Credit Property Trust III, Inc.	99.9%
We have no prior operating history...page 18
24.	The statements regarding your sponsor’s experience mitigates the risk disclosure included here. Please revise to remove mitigating disclosure from this risk factor.
          Response: The Company has revised the first risk factor under the caption “Risk Factors — Risks Related to an Investment in Cole Corporate Income REIT, Inc.” appearing on page 18 of the Prospectus to remove the mitigating disclosure.
If we internalize our management functions...page 22
25.	Here or in the appropriate section, please revise to clarify if you would only internalize your management functions if you are able to retain key personnel. If not, please revise to clarify why you would pay compensation in an internalization transaction if key personnel are not retained.
          Response: The Company has revised the section captioned “Management Compensation — Becoming Self-Administered” beginning on page 68 of the Prospectus to clarify that the Company expects that it would not acquire its advisor if the Company could not retain key personnel of the advisor.
In general, each participating broker-dealer...page 27
26.	It appears that the conflict described in this risk factor applies to any offering where commissions are paid. As such, it is not clear how it is specific to you. Please revise to clarify how this risk is specific to you or revise to remove the risk factor as it appears both broad and generic.
          Response: The Company has removed the referenced risk factor in response to the Staff’s comment.
If you do not agree with the decisions of our board of directors...page 30
27.	The facts presented here apply to companies across industries. As such, this risk factor appears broad and generic. Please revise to clarify how this risk is specific to you or revise to remove.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Response: The Company respectfully submits that the limited matters which must be submitted to the Company’s stockholders for approval, which are presented in the referenced risk factor, are specific to the Company’s charter. While the Company acknowledges that its charter is substantially similar to the charters of other non-traded REITs organized under Maryland law, the Company believes that the risk factor specifically relates to the Company and its stockholders, and thus is useful disclosure for potential investors.
Our operating results will be affected by economic and regulatory changes...page 32
28.	This risk factor and the one with the subheading “adverse economic and geopolitical conditions...” on page 35 appear to address the same risk. Please revise to combine the two risk factors or revise to clarify how they address separate risks.
          Response: The Company has combined the two risk factors referenced in the Staff’s comment into one risk factor captioned “Adverse economic and geopolitical conditions may negatively affect our returns and profitability” appearing on page 35 of the Prospectus.
Interest-only indebtedness may increase our risk of default...page 42
29.	This risk factor and the one with the subheading “if we enter into financing arrangements involving balloon payment obligations...” appear to address the same risk. Please revise to combine the two risk factors or revise to clarify how they address separate risks.
          Response: The Company has combined the two risk factor referenced in the Staff’s comment into one risk factor captioned “Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to you” beginning on page 42 of the Prospectus.
Management, page 52
30.	We note your disclosure on page 53 that your board will be responsible for reviewing fees and expenses paid to your sponsor’s affiliates. Please revise to discuss the remedies or actions available to the board if it determines that the compensation arrangements are not reasonable or in the best interest of shareholders. To the extent that termination is an option, please revise to identify the fee(s) that would be payable to your sponsor’s affiliates in such event.
          Response: The Company has revised the disclosure under the caption “Management — General” beginning on page 52 of the Prospectus to disclose in such section that the advisory agreement may be terminated by either the Company or the Company’s advisor, upon 60 days’ written notice, without cause or penalty, and refers the reader to disclosure already within the prospectus that discusses fees that may be payable upon termination of the advisory agreement.
Executive Officers and Directors, page 54
31.	For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K. for example, for Mr. Cole, please disclose the specific experience, qualifications,

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.
          Response: The Company has revised the biographical information for Mr. Cole beginning on page 54 of the Prospectus to include all of the disclosure required by Item 401(e) of Regulation S-K. The Company undertakes to provide all of the disclosure required by Item 410(e) of Regulation S-K for all of the other directors or director nominees that will be named in the Registration Statement.
Management Compensation, page 62
32.	For your acquisition and operational stage fees, please revise to discuss the services to be performed for each fee. Please refer to the Item 4.A of Industry Guide 5. It should be clear from your disclosure if your advisor is able to enlist other parties to perform such services.
          Response: The Company has revised the “Management Compensation” table to add to footnotes (5) and (6) beginning on page 66 of the Prospectus cross-references to the more detailed information relating to the services the Company’s advisor will provide, in accordance with Item 4.A of Industry Guide 5.
33.	In your conflicts disclosure, we not that your advisor will also manage and/or lease your property. On page 66, we note that Cole Realty Advisors manages your properties. If there is a fee associated with property management/leasing that is not already disclosed here, please revise to discuss such fees.
          Response: The Company confirms that no additional fees will be associated with any property management services performed by the Company’s advisor or an affiliate of the advisor.
34.	We note that “invested assets” is based on book value before depreciation and bad debts. Please clarify if “invested assets” takes into account impairments to your assets. Also, because you are defining the term “invested assets,” please provide sufficient detail in the table that would allow an ordinary investor to understand the meaning of the term.
          Response: The Company has clarified its disclosure to clearly state that impairment charges are taken into account in its calculation of invested assets, as noted in footnote 6 to the management compensation table on page 67 of the Prospectus. In addition, the Company has added detail to the management compensation table to clarify the meaning of “average invested assets,” as requested by the Staff.
35.	From footnote 7, we note that you will reimburse your advisor for personnel costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Response: The Company will not reimburse its advisor for the salaries and benefits of its named executive officers. The Company has revised the disclosure in the Prospectus under the caption “Management — Executive Officers and Directors” beginning on page 54 to clarify. The Company is externally managed by its advisor, Cole Office/Industrial Advisors, LLC, an entity formed for the sole purpose of running the day-to-day operations of the Company. The Company’s named executive officers provide a variety of services for all of the affiliated entities sponsored by Cole Real Estate Investments, the Company’s sponsor, including the Company’s advisor, and are compensated by the sponsor. Because the Company will not specifically reimburse the Company’s advisor, or any other affiliated entity for the salaries and benefits of the Company’s named executive officers, and because the maximum compensation the Company will pay to the Company’s advisor is disclosed in various sections of the Prospectus, including the “Management Compensation” section, the Company respectfully submits that the Company is in compliance with the requirements of Item 402 of Regulation S-K.
Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates, page 71
36.	Instead of referring simply to “such fees,” please revise to specifically highlight that both your advisory fees and acquisition fees are assessed regardless of the quality or performance of properties acquired.
          Response: The Company has revised the disclosure under the caption “Conflicts of Interest — Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates” beginning on page 74 of the Prospectus to clarify that acquisition fees and advisory fees generally will be paid regardless of the quality of the properties acquired or the services provided.
37.	Please revise to clarify that basing the acquisition and advisory fees on the costs of the properties may influence decisions related to property acquisitions.
          Response: The Company has revised the disclosure under the caption “Conflicts of Interest — Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates” beginning on page 74 of the Prospectus to clarify that basing the acquisition fee and the advisory fee on the cost or book value of the investment may influence decisions relating to property acquisitions.
38.	Please revise to clarify here that your advisor (or its affiliates) is able to receive fees from both sides of a transaction if you are either purchasing or selling properties or assets with a related party.
          Response: The Company has revised the disclosure under the caption “Conflicts of Interest — Other Activities of CCI Advisors and Its Affiliates” beginning on page 72 of the Prospectus to clarify that, if the Company purchases a property from another Cole-sponsored entity, the Company’s advisor and any affiliate of the Company’s advisor representing the related party seller will not both receive fees in connection with such transaction. The Company also has added disclosure in various locations in the Prospectus, including under the caption “Conflicts of Interest — Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates” beginning on page 74, stating that the Company’s board of directors is expected to adopt a policy to prohibit acquisitions from affiliates of our advisor after an initial ramp up period.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

Certain Conflict Resolution Procedures, page 71
39.	We note that you will not pay an amount beyond the appraised value for property acquired from a related party. Please revise to clarify if the appraisal will be conducted by an independent party. Also, clarify how you will determine the price of any property you may sell to a related party.
          Response: The Company has revised the disclosure under the caption “Conflicts of Interest — Certain Conflicts Resolution Procedures” beginning on page 74 of the Prospectus to clarify that appraised values will be determined by an independent appraiser. The Company has not established a policy regarding how it will determine the sale price for a property it would sell to an affiliated entity. Regardless of how the sale price is determined, a majority of the board of directors, including a majority of the independent directors, not otherwise interested in the transaction, determines that the transaction is fair and reasonable to the Company. The Company respectfully submits that prospective investors are adequately protected by this policy, which is disclosed on page 74 of the Prospectus.
Investment Objectives and Policies, page 74
Our Competitive Strengths, page 74
40.	We note that you intend to provide disclosure regarding the average experience of your management team. References to the average years of experience of management are not appropriate. Please remove this disclosure or provide it on an individual basis.
          Response: The Company has revised the disclosure in the section captioned “Investment Objectives and Policies — Our Competitive Strengths” beginning on page 76 of the Prospectus, as requested by the Staff.
Conditions to Closing Our Acquisitions, page 79
41.	We note that you may seek to obtain an option to purchase a property. Further, we note that you might surrender this money if the property is not purchased. Please add a risk factor to address this risk.
          Response: The Company has added a risk factor captioned “If we purchase an option to acquire a property but do not exercise the option, we likely would forfeit the amount we paid for such option, which would reduce the amount of cash we have available to make other investments,” appearing on page 38 of the Prospectus, in response to the Staff’s comment.
Investment in Other Real Estate-Related Securities, page 83
42.	We note your disclosure that you may invest in real estate related securities. Please tell us whether there are any restrictions in your charter on the amount of your portfolio that may be invested in this type of asset[s]. In addition, please provide us with a detailed legal analysis of how you will manage your portfolio in a manner that will enable you to avoid becoming subject to regulation under the Investment Company Act.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Response: The Company’s charter does not place any restrictions on the amount of real estate-related securities the Company may acquire. However, the Company’s investment strategy is to use substantially all of the net proceeds from the proposed offering to invest in a diversified portfolio of commercial real estate investments, primarily consisting of single-tenant, income-producing office and industrial properties, which are leased to creditworthy tenants under long-term leases. To a much lesser extent, the Company also may originate or acquire real estate-related debt and securities, provided that such investments do not cause the Company to be deemed an “investment company” under the Investment Company Act. As disclosed in the Prospectus, the Company intends to operate in a manner that will not cause the Company or its operating partnership to meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act.
          Under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is deemed to be an “investment company” if:
•	it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.
          In order to avoid being deemed an investment company pursuant to the above tests, the Company intends to invest primarily in real property either directly or, most likely, through wholly or majority owned subsidiaries, including the operating partnership, most of which are expected to have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of investment company under Section 3(a)(1) of the Investment Company Act. Because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is organized as a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations and the operations of its operating partnership so that each entity does not meet the 40% test.
          The determination of whether an entity is a majority owned subsidiary of the Company or its operating partnership will be made by the Company. The Investment Company Act defines a majority owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company intends to treat special purpose entities that it may establish and in which the Company or its operating partnership will own at least a majority of the outstanding voting securities as majority owned subsidiaries for purposes of the 40% test.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Even if the value of real estate held by any of the Company’s wholly owned or majority owned subsidiaries were to be less than 60% of their respective total assets, the respective subsidiaries will be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the Commission, requires that (1) at least 55% of the value of the assets of the entity consist of interests in and mortgages or other liens on real estate (so-called “qualifying real estate assets”); (2) at least 25% of the value of the assets of the entity consist of real estate-type interests (the “25% basket”), subject to reduction below 25% to the extent the value of the assets described in (1) above exceeds 55%; and (3) up to 20% of the value of the assets of the entity consist of miscellaneous investments. See Investment Company Act Release No. 3140 (Nov. 18, 1960), United Bankers, Inc. (pub. avail. Mar. 23, 1988), United States Property Investment N.V. (pub. avail. May 1, 1989), The State Street Mortgage Co. (pub. avail. July 17, 1986) and Citytrust (pub. avail. Dec. 19, 1990).
          For purposes of the exclusions provided by Sections 3(c)(5)(C), the Company will classify the investments made by such entities based on no-action letters and other interpretive guidance issued by the Commission. Whole loans will be classified as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time the Company’s subsidiary originates or acquires the loan but loans with loan-to-value ratios in excess of 100% will be considered to be real estate-related assets that come within the 25% basket. The Company will treat mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the criteria set forth in the Capital Trust, Inc. no-action letter (pub. avail. May 24, 2007), that is: (1) the loan is made specifically and exclusively for the financing of real estate; (2) the loan is underwritten based on the same considerations as a second mortgage and after the subsidiary performs a hands-on analysis of the property being financed; (3) the subsidiary as lender exercises ongoing control rights over the management of the underlying property; (4) the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and (6) the subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.
          The Company will consider a participation in a whole mortgage loan to be a qualifying real estate assets only if (1) the acquiring entity has a participation interest in a mortgage loan that is fully secured by real property; (2) the acquiring entity has the right to receive its proportionate share of the interest and the principal payments made on the loan by the borrower, and its returns on the loan are based on such payments; (3) the acquiring entity invests only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (4) the acquiring entity has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) in the event that the loan becomes non-performing, the acquiring entity has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          With respect to construction loans that are funded over time, the Company will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualified real estate asset. We recognize that the Commission has not issued no-action letters specifically addressing construction loans. If the Commission takes a position in the future that is contrary to the Company’s classification, the Company will modify its classification accordingly.
          The Company will treat investments in securities issued by companies primarily engaged in the real estate business, interests in securitized real estate loan pools, loans fully secured by a lien on the subject real estate and additional assets of the real estate developer (which may include equity interests in the developer entity and a pledge of additional assets of the developer including parcels of undeveloped or developed real estate), and any loans with a loan-to-value ratio in excess of 100% as real estate-related assets that come within the 25% basket. CMBS and CDOs will also be treated as real-estate related assets that come within the 25% basket.
          Consistent with guidance issued by the Commission, the Company will treat joint venture investments as qualifying real estate assets that come within the 55% basket only if the acquiring entity has the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets that come within the 25% basket.
          The treatment of any other investments as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the acquiring entity has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with guidance issued by the Commission.
          The Company respectfully submits that its investment strategy excludes the Company from the definition of “investment company” for purposes of the Investment Company Act due to the provisions of Section (a)(1) of the Investment Company Act or, alternatively, Section 3(c)(5)(C) of the Investment Company Act, provided that at least 55% of the value of the Company’s assets consist of qualifying real estate assets. The Company has substantially revised the section captioned “Investment Objectives and Policies — Investment Limitations to Avoid Registration as an Investment Company” beginning on page 88 of the Prospectus to discuss more fully the Investment Company Act considerations associated with an investment in the Company.
Acquisition of Properties from Affiliates of our Advisor, page 85
43.	We note your disclosure that you will not pay an amount greater than the appraisal of any property you acquire from a related party or the cost of the property to the affiliate. If you have both the cost and appraisal value, please revise to clarify if you are limited to the greater of the two values or the lesser of such values. Also, please clarify if the “substantial justification” exception is available to allow you to pay a price greater than the appraisal value.
          Response: The Company has removed the referenced subsection from the section of the Prospectus captioned “Investment Objectives and Policies” because it is not the Company’s objective or policy to acquire properties from affiliates of the Company’s advisor. The Company has added disclosure

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

in various locations in the Prospectus, including under the caption “Conflicts of Interest — Other Activities of CCI Advisors and its Affiliates” beginning on page 72, stating that the Company’s board of directors is expected to adopt a policy to prohibit acquisitions from affiliates of our advisor after an initial ramp up period. Such section clarifies that in no event will the purchase price of any asset acquired from an affiliate exceed the asset’s current appraised value as determined by an independent appraiser. The section also clarifies that the “substantial justification” exception only applies to purchase prices that may exceed the cost of the property to the affiliate.
Management’s Discussion and Analysis...page 89
Overview, page 89
44.	Please clarify what type of net lease you intend to enter into with tenants and clarify what expenses will be passed on to the tenants.
          Response: The Company has revised the disclosure appearing on page 92 to clarify the type of net lease that it intends to enter into with, and the expenses that it expects will be passed on to, the tenants.
Liquidity and Capital Resources, page 91
45.	Please clarify whether you have a line of credit agreement or anticipate entering into a credit agreement.
          Response: The Company has revised the disclosure under the caption “Liquidity and Capital Resources” beginning on page 94 to clarify that the Company may seek financing under potential line of credit agreements, but has not currently entered into such an agreement.
Prior Performance Summary, page 94
46.	You state that your sponsor has sponsored 66 privately offered programs. However, you have only identified 64 private programs and 2 publicly offered REITs. Please revise to reconcile your disclosure.
          Response: The Company has revised the disclosure appearing on page 96 to reconcile the number of privately and publicly offered programs in response to the Staff’s comment.
47.	Please note that the aggregate figures should be presented separately for public and non-public programs. It appears that you have aggregated the disclosure of all prior programs. Please revise your disclosure accordingly. Please refer to Item 8.A.1 of Industry Guide 5.
          Response: The Company has revised the disclosure appearing on page 96 to present the figures separately for public and nonpublic programs.
48.	In the second full paragraph on page 95, we note the disclosure concerning your “debt offerings,” which you have aggregated as program disclosure. Please revise to provide

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

more detail about these offerings to provide more context as to why you consider the debt offerings programs.
          Response: The Company considers each of the four senior note programs, referred to as “debt offerings” in the Prospectus, to be “programs” because each was organized to raise capital primarily for investment in real estate, and Cole Real Estate Investments acted as a fiduciary for the investors in each program with a goal of delivering a stated return to such investors. Accordingly, the Company has revised the disclosure appearing on page 97 of the Prospectus to provide more detail and context as to why the debt offerings are considered prior programs.
49.	In connection with the preceding comment, we note the disclosure that properties were sold “as part of” various other programs. Please revise to elaborate how such sales were related to the other programs.
          Response: The Company notes that the properties were sold to investors in Cole Real Estate Investments tenant-in-common and Delaware statutory trust programs. Accordingly, the Company has revised the disclosure on page 97 to elaborate how such sales were related to the other programs.
50.	You refer to “Cole Exchange Entities” for the first time on page 95 but do not provide a sufficient description of such entities. Please revise to elaborate. Clarify if the entities sold interests in property it already held as part of the IRC 1031 exchanges. If so, please explain how the value of the property interests were determined and identify the consideration received in return for such interests.
          Response: The Company has revised its disclosure on page 97 to refer to Cole Real Estate Investments, which was the sponsor of the IRC 1031 exchanges, and to explain that the value of the interests was equal to the aggregate purchase price paid for the properties, including acquisition costs.
51.	We note that you identify Cole Credit Property Trust as a private offering. However, it appears that you have been filing public reports for this entity for several years. Please clarify that reports are available for all three of the trusts.
          Response: The Company has revised its disclosure on page 96 to clarify that reports are available for Cole Credit Property Trust, Inc., Cole Credit Property Trust II, Inc. and Cole Credit Property Trust III, Inc., each of which has reported to the Commission within the last 24 months.
Description of Shares, page 97
Restrictions on Ownership and Transfer, page 99
52.	We note your disclosure that individuals attempting to acquire shares in violation of the restrictions must provide 15 days notice. However, on pages 29 and 104, you state that these individuals must provide 10 business days notice before acquiring shares that would violate the restrictions. Please revise your disclosure to clarify whether an individual must provide 15 days notice or 10 business days notice when attempting to acquire shares that would violate the restriction.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Response: The Company respectfully notes for the Staff that the Prospectus correctly discloses (on page 102) that individuals attempting to acquire shares in violation of the ownership restrictions imposed under the Company’s charter for the purpose of qualifying as a REIT under the Internal Revenue Code must give the Company 15 days written notice prior to such transaction. In addition, the Prospectus correctly discloses (on pages 29 and 106) that persons attempting to acquire shares pursuant to a tender offer (regardless of the amount of shares sought to be purchased) must provide the Company at least ten business days notice before initiating the tender offer.
Distribution Policy and Distributions, page 101
53.	Please revise the bullet list on page 101 to include the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.
          Response: The Company has revised the bullet list appearing on page 103 of the Prospectus as requested by the Staff.
Share Redemption Program, page 104
54.	We note your disclosure on page 19 that the board may reject any request for redemption. Please add that disclosure to this section and disclose the circumstances when the board may reject a request.
          Response: The Company has added the requested disclosure to the section captioned “Description of Shares — Share Redemption Program” beginning on page 107 of the Prospectus.
Valuation Policy, page 107
55.	Please revise to clarify if the “estimated value of your shares” will be equivalent to your net asset value. If not, please revise to clarify why you would not use net asset value to determine the estimated value of your shares.
          Response: The Company respectfully notes for the Staff that the section captioned “Description of Shares — Valuation Policy” beginning on page 110 of the Prospectus sets forth numerous factors (in bullet points) that the Company’s board of directors may take into consideration when determining the estimated value of the Company’s shares, including the Company’s value as a going concern. Thus, the Company believes it is clear that the Company’s board may determine that the estimated value of the Company’s shares will not necessarily be equivalent to the Company’s net asset value.
Plan of Distribution, page 139
Shares Purchased by Affiliates, page 141
56.	Please disclose whether the shares purchased by your affiliates will be subject to a lock-up agreement, and if so, please describe the agreement.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

          Response: Shares purchased by affiliates of the Company will not be subject to a lock-up agreement. However, in connection with the Company’s formation, Cole Holdings Corporation, invested $200,000 in exchange for 20,000 shares of common stock and, pursuant to the Company’s charter, Cole Holdings Corporation may not sell its initial investment while Cole Real Estate Investments remains the Company’s sponsor. Cole Holdings Corporation may transfer its initial investment to its affiliates, however. The Company has added this disclosure under the caption “Description of Shares — Formation Transaction” appearing on page 101 of the Prospectus.
Appendix A: Prior Performance Tables, page A-1
57.	We note that you have indicated that several of the prior programs have had similar investment objectives to yours. Please discuss the factors you considered in determining which previous programs you considered to have “similar investment objectives,” and clarify whether the other programs presented (e.g. CCPT I) are considered to be ones having similar investment objectives to yours.
          Response: The Company considers a variety of factors in determining which previous programs it considered to have similar investment objectives to this offering. The Company considered factors such as the type of real estate acquired by the program, the extent to which the program was designed to provide current income through the payment of cash distributions and preserve capital contributions, and the extent to which the program seeks to increase the value of the investments made in the program. The Company has revised its disclosure on page A-1 to include a discussion of the factors the Company considered in determining that the programs presented have similar investment objectives.
58.	Please tell us your basis for including information for CCPT III in these tables even though it appears that it has not closed on its recent offering. Please refer to Instruction 1 to the tables in Appendix II of Industry Guide 5.
          Response: The Company has revised its disclosure to exclude information for CCPT III, as the CCPT III offering has not closed.
Table I, page A-2
59.	Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included. Please note that the “Dollar Amount Raised” should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.
          Response: The Company has revised Table I beginning on page A-3 to present each specific line item, other than the dollar amount offered and raised, as a percentage of the amount raised in the offering as requested by the Staff. The Company also has revised Table I to explain by footnote the dollar amount difference between the amount offered and the amount raised.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

60.	We note your disclosure that CCPT II’s offering is ongoing. Please tell us if CCPT II has conducted more than one offering since inception. If so, you may provide disclosure of the offering that has closed, if appropriate, and include footnote disclosure noting the existence of the ongoing disclosure.
          Response: CCPT II has conducted more than one offering since inception. Specifically, CCPT II began its initial offering on June 27, 2005 and closed its initial offering on May 22, 2007. CCPT II began its follow-on offering on May 23, 2007 and closed its follow-on offering on January 2, 2009. CCPT II continued its distribution reinvestment plan (“DRIP”) offering under a new registration statement commencing on September 18, 2008 and was offering shares under the DRIP offering as of December 31, 2009. The Company has revised Table I beginning on page A-3 to include footnote disclosure noting the existence of the ongoing DRIP offering.
Table II
61.	We note that you have provided disclosure for offerings that have closed since January 2006. Information should be presented only for the last three years. Please revise Table II to provide disclosure since January 2007.
          Response: The Company has revised the disclosure to provide information for offerings that have closed since January 2007 as requested by the Staff.
62.	We note that you have not included any acquisition fee disclosure. Please revise to clarify if such fees were waived or if they are included in the “real estate commissions” line item. Such clarification may be provided via footnote.
          Response: The Company respectfully notes that acquisition fees have been disclosed in the table when applicable. The Company has updated its disclosure in Table II to more clearly show that acquisition fees are included in the line item titled “Acquisition fees and real estate commissions.”
Table III
63.	We note that you present the line items “Net income (loss)” and “Source” on a tax basis in each table. However, based on the disclosure in footnote 6, Cole Credit Property Trust, Inc., Cole Credit Property Trust II, Inc., and Cole Credit Property Trust III, Inc. maintain their books on a GAAP basis. Please revise these tables accordingly.
          Response: The Company has revised the tables accordingly to change the reference to GAAP basis of the disclosure for Cole Credit Property Trust, Inc., and Cole Credit Property Trust II, Inc., as requested by the Staff. The Company has eliminated the disclosure for Cole Credit Property Trust III, Inc. from the tables. See the Company’s response to Comment No. 58.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
August 30, 2010

Part II.
Item 37. Undertakings.
64.	Please revise your disclosure in subclause (a)(2) to provide the disclosure required by Item 512(a)(1)(ii) of Regulation S-K.
          Response: The Company has revised Item 37 of Part II of the Amendment as requested by the Staff.
Exhibits
65.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.
          Response: The Company will file all required exhibits as promptly as possible. Forms of the legality and tax opinions are being filed as exhibits to the Amendment.
          Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr. Richard R. Lavin, Esq. Heath D. Linsky, Esq.